Autonomous City of Buenos Aires, June 5th, 2023

To the
Comisión Nacional de Valores /(Argentine Securities Commission)

Ref.: Material Event

Dear Sirs,
Dear Sirs,
We are writing to you in order to inform that our main subsidiary, Banco de Galicia y Buenos Aires S.A.U. (“the Bank”), has been notified about a class action lawsuit promoted by P.A.C. – a local association for consumers’ defense – filed under number 127922.
The action challenges the Quiero program expiration date of its points due to the lack of redemption within a 12-month period from 2019 to date in the Buenos Aires Province.
The lawsuit was filed before the Civil and Commercial Court No. 2, City of Mar del Plata, Buenos Aires Province.
The Bank is analyzing the content and implications of said lawsuit. It is estimated that in case of an unfavorable resolution of this dispute, it will not have a significant impact on Banco Galicia’s shareholders’ equity.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.